EXHIBIT 99.1

POET Technologies to Supply Celestial AI with its Optical Interposer-based Integrated Light Engine Modules

TORONTO, Feb. 10, 2022 (GLOBE NEWSWIRE) -- POET Technologies Inc. (“POET” or the “Company”) (TSX Venture: PTK; OTCQX: POETF), the designer and developer of the POET Optical Interposer™ and Photonic Integrated Circuits (PICs) for the data center and tele-communication markets, today reported that it has entered into an agreement with Celestial AI to provide multi-laser integrated external light source (ELS) modules using its advanced packaging platform based on the POET Optical Interposer. The agreement includes a contract for continued platform development, along with a purchase order for initial quantities of the advanced modules.

Celestial AI is an Artificial Intelligence accelerator company that has a proprietary technology platform which enables the next generation of high-performance computing solutions. Celestial AI’s mission is to fundamentally transform computing efficiency with their Photonic Fabric™ technology platform, that uses light for data movement both within chip and between chips. “The customized Optical Interposer platform that we have co-developed with POET is among the most advanced of its kind in high-speed computing,” said David Lazovsky, founder and CEO of Celestial AI. “POET’s Light Engines provide us with precision optical power sources in a highly integrated form factor that meet the requirements for our Orion AI accelerator products.” Celestial AI’s Orion AI accelerator products serve the AI chipset market that is projected by Omdia to exceed $70 billion in 2025.

“We are truly excited to take the next step with Celestial AI, one of the leading technology companies in this burgeoning field, to create a highly differentiated means to co-package electronics and photonics and help overcome the fundamental challenges of speed and power faced in high performance computing,” said Dr. Suresh Venkatesan, Chairman and CEO of POET Technologies. “The challenges in this application are precisely those that the POET Optical Interposer was designed to overcome. They are the same as those faced by datacom and telecom companies as they seek to co-package electronics and optics and to achieve data transmission speeds of 3.2 and 6.4 Tbs across a number of channels with multiple wavelengths, with lower energy consumption and higher stability. The multi-laser integrated external light source developed for this application has direct applicability to other products in data communications and sensing.”

About POET Technologies Inc.
POET Technologies is a design and development company offering integration solutions based on the POET Optical Interposer™ a novel platform that allows the seamless integration of electronic and photonic devices into a single multi-chip module using advanced wafer-level semiconductor manufacturing techniques and packaging methods. POET’s Optical Interposer eliminates costly components and labor-intensive assembly, alignment, burn-in and testing methods employed in conventional photonics. The cost-efficient integration scheme and scalability of the POET Optical Interposer brings value to any device or system that integrates electronics and photonics, including some of the highest growth areas of computing, such as Artificial Intelligence (AI), the Internet of Things (IoT), autonomous vehicles and high-speed networking for cloud service providers and data centers. POET is headquartered in Toronto, with operations in Allentown PA, Shenzhen, China and Singapore. More information may be obtained at www.poet-technologies.com.

POET Shareholder Contact: Shelton Group Brett L. Perry sheltonir@sheltongroup.com	POET Company Contact: Thomas R. Mika, EVP & CFO tm@poet-technologies.com

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Company’s expectations with respect to the success of the Company’s product development efforts, its co-development efforts, the performance of its products, the expected results of its operations, meeting revenue targets, and the expectation of continued success in the financing efforts, the capability, functionality, performance and cost of the Company’s technology as well as the market acceptance, inclusion and timing of the Company’s technology in current and future products.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding the success and timing for completion of its development and co-development efforts, financing activities, future growth, recruitment of personnel, opening of offices, the form and potential of its joint venture, plans for and completion of projects by the Company’s third-party consultants, contractors and partners, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, the failure of its co-development projects, the failure of its products to meet performance requirements, lack of sales in its products, once released, operational risks in the completion of the Company’s anticipated projects, lack of performance of its joint venture, delays in recruitment for its newly opened operations or changes in plans with respect to the development of the Company’s anticipated projects by third-parties, risks affecting the Company’s ability to execute projects, the ability of the Company to generate sales for its products, the ability to attract key personnel, and the ability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

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